Exhibit 23.2
                               Consent of KPMG LLP


The Board of Directors bigchalk.com, inc.:

We consent to the incorporation by reference in the registration statement on Form S-3 of ProQuest Company (formally known asBell & Howell Company) of our report dated March 26, 2001, relating to the consolidated balance sheets of bigchalk.com, inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the fiscal 2000 annual report on Form 10-K of ProQuest Company, as amended on Form 10-K/A.


/s/ KPMG LLP


Chicago, Illinois
September 20, 2001